Press Release

TELUS and TELUS Digital Enter into a Definitive Arrangement Agreement for TELUS to Acquire Full Ownership of TELUS Digital

TELUS to acquire all of the outstanding multiple voting shares and subordinate voting shares of

TELUS Digital not already owned by TELUS for US$4.50 per share, reflecting aggregate consideration of US$539 million

Agreement sets the stage for closer operational integration between TELUS and TELUS Digital to enhance AI and SaaS transformation across telecommunications, health, agriculture and consumer goods sectors

TELUS Digital’s independent Special Committee determined the arrangement is in the best interests of TELUS Digital and fair to minority shareholders and unanimously recommends shareholders vote in favour of the arrangement

VANCOUVER, British Columbia, September 2, 2025 – TELUS Corporation (“TELUS”) (TSX: T, NYSE: TU) and TELUS International (Cda) Inc. (“TELUS Digital”) (NYSE & TSX: TIXT) today announced that they have entered into a definitive agreement for TELUS to acquire all of the outstanding multiple voting shares and subordinate voting shares of TELUS Digital not already owned by TELUS for US$4.50 per share, reflecting aggregate consideration of US$539 million. The transaction has received the unanimous recommendation of a special committee of independent members of the board of directors of TELUS Digital (the “Special Committee”) and the unanimous approval of TELUS Digital’s Board of Directors (with interested directors abstaining).

“TELUS Digital’s world-leading capabilities in digital customer experience solutions and AI innovations are highly complementary to our strategy at TELUS,” said Darren Entwistle, President and CEO of TELUS. “The transaction is fully reflective of our belief that closer operational proximity between TELUS and TELUS Digital will enable enhanced AI capabilities and SaaS transformation across all lines of our business, including telecommunications, TELUS Health and TELUS Agriculture & Consumer Goods, driving positive outcomes for the customers we serve on a global basis. Furthermore, this transaction, once completed, will also accelerate our global growth in products and services to other customers around the world in key verticals, including financial technology, gaming and technology, communications and media, and health, while also delivering significant value for our shareholders.”

The purchase price of US$4.50 per share will be payable by TELUS, at shareholders’ election, in (i) US$4.50 in cash, (ii) 0.273 of a TELUS common share, or (iii) a combination of US$2.25 in cash and 0.136 of a TELUS common share. Shareholders electing alternative (ii) or (iii) will be subject to proration such that the aggregate consideration will include no more than 25% in TELUS common shares. Today’s announcement is the culmination of extensive negotiations following the initial non-binding indication of interest from TELUS to acquire all of the outstanding TELUS Digital shares it did not already own for US$3.40 per share on June 11, 2025.

“In negotiating the transaction, the Special Committee of independent directors was careful to safeguard the best interests of TELUS Digital, its minority shareholders, and all affected key stakeholders,” said Josh Blair, Co-Chair of the Special Committee of TELUS Digital. “Following careful consideration of a wide range of factors and negotiations with TELUS that resulted in an increase in the price first offered by TELUS to minority shareholders of TELUS Digital, and after taking into account valuable feedback we received from our minority shareholders and advice from the Special Committee’s independent legal and financial advisors, the Special Committee determined that the transaction is in the best interests of TELUS Digital and fair to its minority shareholders. We believe the transaction provides more immediate and greater value to minority shareholders on a risk-adjusted basis than is expected to be realizable by TELUS Digital as a stand-alone entity in the foreseeable future.”

TELUS Digital Special Committee Co-Chair Olin Anton added, “The transaction provides immediate and attractive value and liquidity for our shareholders who elect to receive cash, and an opportunity for TELUS Digital shareholders who elect to receive TELUS shares to continue participating in the growth of the business, including in synergies expected to be created through the transaction. We believe the transaction positions TELUS Digital to enhance its ability to deliver innovative solutions and invest in new capabilities in a highly competitive and increasingly concentrated market environment.”

The transaction is supported by Riel B.V. (indirectly and wholly-owned by BPEA Private Equity Fund VI, L.P.1., BPEA Private Equity Fund VI, L.P.2 and certain of its affiliates) (“EQT”), TELUS Digital's largest minority shareholder holding approximately 31.0% of the outstanding subordinate voting shares and 7.5% of the multiple voting shares, or approximately 9.1% of the outstanding voting rights of TELUS Digital. EQT has agreed to convert its multiple voting shares into subordinate voting shares prior to the record date for the Special Meeting (discussed below) and will hold approximately 37.7% of the then outstanding subordinate voting shares. All of TELUS Digital's directors and officers, holding or having control or direction over approximately 3.2% of the outstanding subordinate voting shares, have also agreed to support the transaction.

The transaction values TELUS Digital’s equity at approximately US$1.3 billion, based on approximately 114.3 million outstanding subordinate voting shares and 164.4 million outstanding multiple voting shares, for a total transaction value of approximately US$2.9 billion. TELUS currently owns approximately 6.0% of the outstanding subordinate voting shares and 92.5% of the outstanding multiple voting shares of TELUS Digital, collectively representing approximately 86.9% of the outstanding voting power of the TELUS Digital shares.

Transaction Highlights

The price of US$4.50 per share represents a 52.0% premium over TELUS Digital’s unaffected closing price of US$2.96 per subordinate voting share on the New York Stock Exchange (“NYSE”) on June 11, 2025, the last trading day prior to TELUS’ announcement on June 12, 2025 of its initial proposal.

●	Enhanced Value: In addition to creating both immediate and long-term value for TELUS Digital minority shareholders, the price of US$4.50 per share represents:
●	a 62.6% premium over the 30-day volume-weighted unaffected average price of TELUS Digital subordinate voting shares on the NYSE prior to June 12, 2025;
●	an increase of 32.4% from TELUS’ initial proposal of US$3.40 per share; and

●	a 16.0% premium over the closing price of TELUS Digital subordinate voting shares on the NYSE on August 29, 2025.

●	Independent Process: The entering into of the Arrangement Agreement followed a comprehensive and independent review process conducted by a Special Committee comprised entirely of independent directors of TELUS Digital, with the assistance of the Special Committee’s independent legal and financial advisors. The Special Committee was established by the TELUS Digital Board to consider TELUS' initial proposal and any other reasonably available alternatives, including the status quo, and, if deemed advisable, to negotiate with TELUS.
●	Unanimous Approvals & Recommendations: The Special Committee unanimously determined (i) that the transaction is in the best interests of TELUS Digital and is fair to minority shareholders and (ii) to recommend that the TELUS Digital Board approve the transaction and recommend that shareholders vote in favour of the transaction. The full TELUS Digital Board (with interested directors abstaining) unanimously approved the transaction and determined (i) that the transaction is in the best interests of TELUS Digital and is fair to minority shareholders, and (ii) to recommend that shareholders vote in favour of the transaction.

Formal Valuation and Opinions of Financial Advisors

In connection with the transaction, the Special Committee engaged BMO Capital Markets as its independent valuator and financial advisor and supervised the preparation of an independent formal valuation in accordance with Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”). BMO Capital Markets provided to the Special Committee, based upon and subject to various assumptions, limitations, qualifications and other matters communicated to the Special Committee and to be set forth in BMO Capital Markets’ written formal valuation and opinion, (i) a formal valuation as to the “fair market value” (as defined in MI 61-101), as of September 1, 2025, of the TELUS Digital subordinate voting shares and multiple voting shares, which fair market value was in the range of US$3.60 to US$4.70 per share, and (ii) an opinion as to the fairness, from a financial point of view and as of September 1, 2025, of the consideration to be received by holders of TELUS Digital subordinate voting shares and multiple voting shares (other than TELUS and its affiliates) pursuant to the Arrangement Agreement. For purposes of BMO Capital Markets’ valuation and opinion, the subordinate voting shares and multiple voting shares were considered collectively as a single class of economically equivalent securities.

The Special Committee also engaged BofA Securities as the Special Committee’s independent financial advisor. BofA Securities delivered an oral fairness opinion to the Special Committee, to the effect that, as of September 1, 2025, and based upon and subject to various assumptions, limitations, qualifications and other matters communicated to the Special Committee and to be set forth in BofA Securities' written fairness opinion, the right to receive, at the election by each holder of multiple voting shares or subordinate voting shares of TELUS Digital (other than dissenting holders, TELUS or its affiliates), and subject to certain limitations, proration procedures, and rounding and fraction adjustments set forth in the Arrangement Agreement (as to which BofA Securities expressed no opinion), either (i) the agreed US$4.50 price in cash (the “Cash Consideration”), (ii) 0.273 of a common share of TELUS (such shares, the “Purchaser Shares”, and such consideration, the “Share Consideration”) or (iii) a combination of (a) 50% of the Cash Consideration and (b) 50% of the Share Consideration (subject to proration), was fair, from a financial point of view, to such shareholders.

Written copies of the formal valuation and the respective opinions of the Special Committee’s financial advisors, which set forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with such formal valuation and opinions, will be included in the TELUS Digital management proxy materials to be sent to TELUS Digital shareholders in connection with the TELUS Digital Special Meeting to be held to consider the transaction (discussed below). Neither BMO Capital Markets nor BofA Securities expresses an opinion or recommendation as to how any shareholder should vote or act in connection with the arrangement or any other matter.

Transaction Details and Approvals

The transaction is to be effected by way of a court-approved plan of arrangement under the Business Corporations Act (British Columbia). TELUS will utilize existing liquidity sources on-hand to support the transaction. The consummation of the transaction is subject to a number of conditions customary for transactions of this nature, including, among others:

●	Approval of at least two-thirds (66⅔%) of the votes cast by holders of subordinate voting shares and multiple voting shares of TELUS Digital (including TELUS and its affiliates), voting as a single class, at a special meeting of shareholders to be held on October 27, 2025 (the “Special Meeting”);
●	Approval of a simple majority of the votes cast by holders of subordinate voting shares (excluding TELUS and its directors, senior officers and affiliates) in accordance with MI 61-101 at the Special Meeting;
●	Court approval; and
●	Receipt of required regulatory approvals, including customary stock exchange approvals.

TELUS Digital's largest minority shareholder, EQT, will hold approximately 37.7% of the outstanding subordinate voting shares following conversion of all multiple voting shares held by it. EQT has agreed to vote all of the TELUS Digital shares held by it in favour of the transaction pursuant to a customary voting and support agreement, subject to certain exceptions. In addition, all of TELUS Digital’s directors and officers, holding approximately 3.2% of the outstanding subordinate voting shares, have also entered into customary voting and support agreements, and have agreed to vote all of the TELUS Digital shares held by them in favour of the transaction, subject to certain exceptions.

Completion of the transaction is not subject to any due diligence or financing conditions.

The Board of Directors of TELUS Digital has called the Special Meeting to be held on October 27, 2025 to consider the transaction. Shareholders of record as of September 12, 2025 will be entitled to vote at the Special Meeting. Shareholders will receive a notice of meeting and management information circular containing full details of the transaction in advance of the Special Meeting, and TELUS Digital and TELUS will also jointly prepare and file with the U.S. Securities and Exchange Commission a transaction statement on Schedule 13E-3. Further information concerning the Special Meeting will be made available to shareholders in due course.

The Arrangement Agreement includes customary non-solicitation provisions, which are subject to the TELUS Digital Board’s right to make a change in its recommendation to shareholders in the event any “superior proposal” to acquire all of the shares were to emerge (and subject to TELUS’ “right to match”). There can be no assurance that any superior proposal will emerge in light of TELUS’ significant ownership interest in TELUS Digital, and TELUS has indicated that it would not support any refinancing, recapitalization, sale, merger or other alternative form of transaction, nor a sale of the TELUS Digital shares held by TELUS.

The parties have the right to terminate the Arrangement Agreement under certain circumstances, including on mutual agreement, if TELUS Digital shareholders do not approve the transaction, or if the transaction is not completed on or prior to the “outside date” of January 2, 2026 (and subject to extension if any required foreign direct investment regulatory approval is not obtained). If the Arrangement Agreement is terminated under certain circumstances, TELUS has agreed to reimburse TELUS Digital’s expenses up to a maximum of US$10 million. In certain other circumstances, including if TELUS Digital’s Board makes a change in recommendation and the transaction is not approved by TELUS Digital’s shareholders, TELUS Digital will be required to reimburse TELUS expenses up to a maximum amount of US$10 million. No break fees are payable under the Arrangement Agreement.

If approved at the Special Meeting, subject to court approval, receipt of regulatory approval required under applicable foreign direct investment laws and other customary closing conditions, the transaction is expected to close in the fourth quarter of 2025. Following closing, TELUS Digital subordinate voting shares will be delisted from the NYSE and the Toronto Stock Exchange and it will cease to be a reporting issuer in all provinces and territories of Canada.

The above summary is qualified in its entirety by the provisions of the Arrangement Agreement and the forms of voting and support agreement, copies of which will be filed under TELUS Digital's profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

Early Warning Information

TELUS currently owns and has direction and/or control over 6,874,822 subordinate voting shares and 152,004,019 multiple voting shares, representing approximately 6.0% of the outstanding subordinate voting shares and approximately 92.5% of the outstanding multiple voting shares, respectively. On a combined basis, the subordinate voting shares and multiple voting shares held by TELUS represent approximately 86.9% of the total voting power attached to all outstanding TELUS Digital shares.

EQT currently owns and has direction and/or control over 35,398,417 subordinate voting shares and 12,377,857 multiple voting shares, representing approximately 31.0% of the outstanding subordinate voting shares and 7.5% of the outstanding multiple voting shares. On a combined basis, the subordinate voting shares and multiple voting shares held by EQT represent approximately 9.1% of the total voting power of all outstanding TELUS Digital Shares. EQT has committed to converting all of the multiple voting shares it holds into subordinate voting shares which, as of the date hereof, would result in EQT holding a total of 47.8 million subordinate voting shares representing approximately 37.7% of the outstanding subordinate voting shares (assuming such conversion).

Following completion of the transaction, TELUS will beneficially own 100% of the issued and outstanding TELUS Digital Shares. An early warning report will be filed by TELUS in accordance with applicable securities laws and will be available on SEDAR+ at www.sedarplus.ca or may be obtained directly from TELUS Investor Relations upon request at 1-800-667-4871 or at TELUS Corporation, 23rd Floor, 510 West Georgia Street, Vancouver, British Columbia, Canada V6B 0M3.

Transaction Advisors

The Special Committee retained McCarthy Tétrault LLP as its independent legal counsel, BMO Capital Markets as its independent valuator and financial advisor, and BofA Securities as its financial advisor. FGS Longview serves as communications counsel to the Special Committee. TELUS Digital retained Osler, Hoskin & Harcourt LLP and Paul, Weiss, Rifkind, Wharton & Garrison LLP as its legal counsel.

TELUS retained Stikeman Elliott LLP and Allen Overy Shearman Sterling LLP as its legal counsel and Barclays as its lead financial advisor, with Jefferies also acting as financial advisor.

Forward-Looking Statements

This news release contains statements about future events and plans at TELUS and TELUS Digital that are forward-looking which include, without limitation, statements relating to the transaction; available liquidities; the expected timing of, and conditions precedent to, completion of the transaction and the TELUS Digital Special Meeting; the attractiveness of the transaction from a financial perspective; the strength, complementarity and compatibility of TELUS Digital’s business with TELUS’ existing business and teams; the anticipated strategic, financial and other benefits of the transaction; general industry, economic, market and other conditions and factors which could have a material adverse effect on TELUS Digital or TELUS or the ability to consummate the transaction. Forward-looking statements are typically identified by the words assumption, goal, objective, strategy, target and other similar expressions, or future or conditional verbs such as aim, anticipate, believe, could, expect, intend, may, plan, predict, seek, should, strive and will. These statements are made pursuant to the “safe harbour” provisions of applicable securities laws.

By their nature, forward-looking statements are subject to inherent risks and uncertainties and are based on assumptions, including, without limitation, assumptions regarding: the receipt of all requisite shareholder, court, stock exchange and regulatory approvals required to complete the transaction in a timely manner and on terms acceptable to TELUS and TELUS Digital; the realization of expected strategic, financial and other benefits of the transaction in the timeframe anticipated; economic and political environments and industry conditions; the ability to retain and attract new business, drive cross selling opportunities between the respective organizations; integration of the business acquired within anticipated time periods and at expected cost levels; the accuracy and completeness of public and other disclosure (including financial disclosure) by TELUS Digital and TELUS; absence of significant undisclosed costs or liabilities associated with the transaction; the ability to attract and retain key employees in connection with the transaction; management’s estimates and expectations in relation to future economic and business conditions and other factors in relation to the transaction and resulting impact on growth and accretion in various financial metrics. These assumptions may ultimately prove to have been inaccurate and, as a result, the actual results or other events may differ materially from the expectations expressed in, or implied by, the forward-looking statements.

The risks and the assumptions underlying the forward-looking statements are described in additional detail in Section 9 General trends, outlook and assumptions, and regulatory developments and proceedings and Section 10 Risks and risk management in TELUS’ 2024 annual MD&A, as supplemented by Section 9 Update to general trends, outlook and assumptions, and regulatory developments and proceedings in TELUS’ interim MD&A for the second quarter ended June 30, 2025 and in other TELUS and TELUS Digital public disclosure documents and filings with securities commissions in Canada (on SEDAR+ at www.sedarplus.com) and in the United States (on EDGAR at www.sec.gov). Those descriptions are incorporated by reference in this cautionary statement but are not intended to be a complete list of the risks that could affect TELUS and or TELUS Digital, or of the assumptions of TELUS and TELUS Digital.

Risks and uncertainties that could cause actual performance or other events to differ materially from the forward-looking statements in this news release include, but are not limited to, the following: the integration of TELUS Digital into TELUS’ business; the dependence on key employees and the loss of certain key personnel of TELUS Digital; the possible failure to realize, in the timeframe anticipated or at all, the anticipated strategic, financial and other benefits of the transaction; the failure to close the transaction or change in the terms of the transaction; the uncertainty of obtaining in a timely manner, or at all, the requisite shareholder, court, stock exchange and regulatory approvals required to complete the transaction; the inherent uncertainty associated with financial or other projections; increased indebtedness; transitional risk; potential undisclosed costs or liabilities associated with the transaction; the reliance on information provided by, and assumptions, judgments and allocations made by TELUS Digital; the possibility of litigation relating to the transaction; and risks related to the diversion of management’s attention from TELUS Digital’s ongoing business operations.

Readers are cautioned not to place undue reliance on forward-looking statements. The forward-looking statements contained in this news release describe TELUS Digital’s and TELUS’ respective expectations, and are based on their respective assumptions, as at the date of this news release and are subject to change after this date. TELUS and TELUS Digital disclaim any intention or obligation to update or revise any forward-looking statements except as required by law.

This cautionary statement qualifies all of the forward-looking statements in this news release.

About TELUS

TELUS (TSX: T, NYSE: TU) is a world-leading communications technology company operating in more than 45 countries and generating over C$20 billion in annual revenue with more than 20 million customer connections through our advanced suite of broadband services for consumers, businesses and the public sector. We are committed to leveraging our technology to enable remarkable human outcomes. TELUS is passionate about putting our customers and communities first, leading the way globally in client service excellence and social capitalism. Our TELUS Health business is enhancing 157 million lives across 200 countries and territories through innovative preventive medicine and well-being technologies. Our TELUS Agriculture & Consumer Goods business utilizes digital technologies and data insights to optimize the connection between producers and consumers. Guided by our enduring 'give where we live' philosophy, TELUS, our team members and retirees have contributed C$1.8 billion in cash, in-kind contributions, time and programs including 2.4 million days of service since 2000, earning us the distinction of the world’s most giving company.

We’re always building Canada.

For more information, visit telus.com or follow @TELUSNews on X and @Darren_Entwistle on Instagram.

About TELUS Digital

TELUS Digital (NYSE & TSX: TIXT) crafts unique and enduring experiences for customers and employees, and creates future-focused digital transformations that deliver value for our clients. We are the brand behind the brands. Our global team members are both passionate ambassadors of our clients’ products and services, and technology experts resolute in our pursuit to elevate their end customer journeys, solve business challenges, mitigate risks, and drive continuous innovation. Our portfolio of end-to-end, integrated capabilities include customer experience management, digital solutions, such as cloud solutions, AI-fueled automation, front-end digital design and consulting services, AI & data solutions, including computer vision, and trust, safety and security services. Fuel iX™ is TELUS Digital’s proprietary platform and suite of products for clients to manage, monitor, and maintain generative AI across the enterprise, offering both standardized AI capabilities and custom application development tools for creating tailored enterprise solutions.

Powered by purpose, TELUS Digital leverages technology, human ingenuity and compassion to serve customers and create inclusive, thriving communities in the regions where we operate around the world. Guided by our Humanity-in-the-Loop principles, we take a responsible approach to the transformational technologies we develop and deploy by proactively considering and addressing the broader impacts of our work. Learn more at: telusdigital.com

Contact Information

TELUS Investor Relations
Robert Mitchell
ir@telus.com

TELUS Media Relations
Steve Beisswanger
steve.beisswanger@telus.com

TELUS Digital Investor Relations
Olena Lobach
ir@telusdigital.com

TELUS Digital Media Relations
Ali Wilson
media.relations@telusdigital.com

TELUS Digital Special Committee Communications
Justine Hall
FGS Longview
Justine.Hall@fgslongview.com